UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LINCOLN EDUCATIONAL SERVICES CORPORATION

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

533535100

(CUSIP Number)

Vinita K. Paul

Vice President, Chief Compliance Officer and General Counsel

Heartland Advisors, Inc.

789 N. Water Street

Milwaukee, Wisconsin 53202

(414) 347-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

_______________________________

April 28, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 533535100

1.	Name of Reporting Person Heartland Advisors, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds OO – Funds of investment advisory clients
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wisconsin

Number of Shares Beneficially Owned by Each reporting Person with	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,883,203 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 4,117,303 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,117,303 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person IA
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CUSIP No. 533535100

1.	Name of Reporting Person William J. Nasgovitz
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds OO – Funds of investment advisory clients
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each reporting Person with	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,883,203 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 4,117,303 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,117,303 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person IN, HC
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CUSIP No. 533535100

1.	Name of Reporting Person Kenneth H. Shubin Stein
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each reporting Person with	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IN
4

CUSIP No. 533535100

1.	Name of Reporting Person Charles M. Gillman
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each reporting Person with	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IN
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Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, no par value per share (the “Common Stock”), of Lincoln Educational Services Corporation, a New Jersey corporation (the “Company”). The address of the principal executive office of the Company is at 200 Executive Drive, Suite 340, West Orange, NJ 07052.

Item 2. Identity and Background

The persons filing this Schedule 13D are Heartland Advisors, Inc., William J. Nasgovitz, Kenneth H. Shubin Stein, and Charles M. Gillman (collectively, the “Reporting Persons”).

Heartland Advisors, Inc. and Affiliated Individuals

Heartland Advisors, Inc. (“Heartland”) is an investment adviser registered with the SEC that provides investment advisory services to Heartland Group, Inc., a registered investment company, as well as private investment advisory clients (collectively, the “Client Accounts”). As investment adviser to the Client Accounts, Heartland has the authority to invest the funds of the Client Accounts in securities (including shares of Common Stock of the Company) as well as the authority to purchase, vote and dispose of securities (including shares of Common Stock of the Company), and may thus be deemed the beneficial owner of the shares of the Company’s Common Stock held by Heartland on behalf of the Client Accounts.

Mr. William J. Nasgovitz is the Chairman and Chief Investment Officer as well as a director and control person of Heartland. By virtue of his control of Heartland, Mr. Nasgovitz may be deemed to have a beneficial interest in the shares of the Company’s Common Stock held by Heartland on behalf of the Client Accounts. Mr. Nasgovitz does not own any Common Stock for his own account and disclaims beneficial ownership of the shares of Common Stock reported herein. Information regarding the executive officers and directors of Heartland is set forth on Annex 1 attached hereto and incorporated herein by reference.

Heartland is a Wisconsin corporation. Mr. Nasgovitz is a U.S. citizen. The principal business office address of Mr. Nasgovitz and Heartland is 789 North Water Street, Milwaukee, WI 53202.

Kenneth H. Shubin Stein

Dr. Kenneth H. Shubin Stein is the founder and portfolio manager of Spencer Capital Management, LLC, a Delaware limited liability company whose principal business is investment management. Dr. Shubin Stein is a U.S. citizen. The principal business office address of Dr. Shubin Stein is 140 East 45th Street, 28th Floor, New York, New York 10168.

Charles M. Gillman

Mr. Charles M. Gillman is the Manager of IDWR Office, LLC, an Oklahoma limited liability company whose principal business is managing the capital of family offices. Mr. Gillman is a U.S. citizen.  The principal business office address of Mr. Gillman is 9330 S. Lakewood Ave., Tulsa, OK 74137.

The Reporting Persons have entered into a Joint Filing Agreement dated as of April 28, 2014 (the “Joint Filing Agreement”), a copy of which is filed herewith as Exhibit 1 and which is incorporated herein by reference.

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None of the Reporting Persons have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Heartland has beneficially owned shares of Common Stock on behalf of Client Accounts for a number of years. As of April 28, 2014, Heartland had acquired an aggregate of 4,117,303 shares of the Company’s Common Stock. All shares of Common Stock held by Heartland on behalf of the Client Accounts were purchased with funds provided by the Client Accounts.

As of April 28, 2014, other than as described above, none of the Reporting Persons had invested in the Company.

Item 4. Purpose of Transaction

Heartland acquired the Common Stock for investment purposes.

As described in Item 6, certain of the Reporting Persons currently intend to enter into discussions, either directly or through representatives, with the Company’s management and directors with a view to changing the corporate governance of the Company to bring it in line with best practices.

Also, certain of the Reporting Persons have engaged, and/or will engage, in communications with one or more stockholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to, its operations and ways in which the Company can improve corporate governance and maximize stockholder value.

The Reporting Persons may discuss ideas that, if effected, may result in any of the following: better alignment of Board of Director and stockholder interests, implementation of executive and director share ownership guidelines, changes in the Company’s charter or bylaws, enhancements to the Company’s executive compensation program, and/or changes in the Board of Directors’ election requirements. The Reporting Persons may also recommend director candidates for consideration by the Board of Directors.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, each Reporting Person may, at any time and from time to time, acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, the Reporting Persons’ respective duties and obligations and/or other investment considerations.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

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Item 5. Interest in Securities of the Issuer

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 23,882,147 shares outstanding, which is the total number of shares of Common Stock outstanding as of March 7, 2014, as reported in the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 11, 2014.

As of the date hereof, neither Dr. Shubin Stein nor Mr. Gillman has direct beneficial ownership of any shares of Common Stock.

Heartland and Affiliated Individuals

As the date hereof, as investment adviser to the Client Accounts, Heartland may be deemed the beneficial owner of 4,117,303 shares, or approximately 17.2%, of the Company’s Common Stock. The clients of Heartland, a registered investment adviser, including a series of a registered investment company and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares of the Company’s Common Stock held by Heartland included in this Schedule 13D. The Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, owns 2,385,469 shares, or 9.99% of the Common Stock of the Company. Any remaining shares of Common Stock disclosed in this filing as owned by Heartland and Mr. Nasgovitz are owned by various other Client Accounts managed by Heartland on a discretionary basis. To the best of Heartland’s knowledge, none of the other Client Accounts own more than 5% of the shares of the Company’s Common Stock outstanding as of March 7, 2014.

Heartland, as investment adviser to the Client Accounts, may be deemed to have shared voting power with respect to 3,883,203 shares and shared dispositive power with respect to 4,117,303 shares of Common Stock. Mr. Nasgovitz, as a control person of Heartland, may be deemed to have shared voting power with respect to 3,883,203 shares of the Company’s Common Stock and shared dispositive power with respect to 4,117,303 shares and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Heartland. Mr. Nasgovitz specifically disclaims beneficial ownership of such shares.

A description of any transactions in the Common Stock by Heartland during the past sixty (60) days from the date hereof is set forth on Annex 2 attached hereto and incorporated herein by reference.

In addition, Heartland and, as its control person, Mr. Nasgovitz, are members of a “group” with Dr. Shubin Stein and Mr. Gillman for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Each Reporting Person disclaims beneficial ownership of any shares of Common Stock, other than those shares of Common Stock for which such Reporting Person may exercise direct voting or dispositive power. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for any purpose, the beneficial owner of any securities that are owned by any other Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of the Joint Filing Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

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On April 28, 2014, Heartland, Mr. Nasgovitz, Dr. Shubin Stein and Mr. Gillman entered into an agreement (the “Agreement”) pursuant to which, among other things, (a) the signatories thereto agreed to form a “group” as defined under Section 13(d) of the Exchange Act (the “Group”), for the purpose of seeking improvements to corporate governance of the Company and taking such other actions as may be desirable to enhance stockholder value and; (b) the Group agreed to the joint filing of this statement and any amendments hereto, in accordance with Rule 13d-1(k)(1)(iii) under the Exchange Act. Any party may terminate its obligations under the Agreement on 24 hours written notice. A copy of the Agreement is attached as Exhibit 2 hereto and is incorporated herein by reference.

Heartland is the investment adviser of the Client Accounts pursuant to separate investment management agreements that provide Heartland with the authority to (i) invest the funds of the Client Accounts in securities (including shares of Common Stock of the Company), (ii) hold, vote and dispose of securities (including shares of Common Stock of the Company), and (iii) file this statement.

Except as set forth in response to other Items of this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Exhibit	Description
1	Joint Filing Agreement, dated as of April 28, 2014, by and among Heartland Advisors, Inc., Mr. William J. Nasgovitz, Dr. Kenneth H. Shubin Stein, and Mr. Charles M. Gillman
2	Agreement, dated as of April 28, 2014, by and among Heartland Advisors, Inc., Mr. William J. Nasgovitz, Dr. Kenneth H. Shubin Stein, and Mr. Charles M. Gillman
3	Power of Attorney

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2014

HEARTLAND ADVISORS, INC.

By: /s/ Paul T. Beste
Name: Paul T. Beste
Title: Director, Chief Operating Officer & Secretary

WILLIAM J. NASGOVITZ

By: /s/ Vinita K. Paul
Name: Vinita K. Paul
Title: Attorney in Fact for William J. Nasgovitz
(Pursuant to Power of Attorney Filed Herewith)

/s/ Charles M. Gillman

CHARLES M. GILLMAN

/s/ Kenneth H. Shubin Stein

KENNETH H. SHUBIN STEIN, M.D., CFA

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ANNEX 1
DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS
HEARTLAND ADVISORS, INC.

The name and present principal occupation or employment of each director and executive officer of Heartland Advisors, Inc. are set forth below. The business address of each person is 789 North Water Street, Milwaukee, WI 53202. All of the persons listed below are U.S. citizens. To the best of the Reporting Persons’ knowledge, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no such person was a party to any civil or administrative proceeding.

Name	Principal Occupation
William J. Nasgovitz	Director and Chairman
William R. Nasgovitz	Director and Chief Executive Officer
Paul T. Beste	Director, Chief Operating Officer and Secretary
David C. Fondrie	Director and Senior Vice President
Bradford A. Evans	Director and Senior Vice President
David Ribbens	Executive Vice President
Kevin D. Clark	Senior Vice President
Michael T. Riggs	Senior Vice President
Vinita K. Paul	Vice President, General Counsel and Chief Compliance Officer
Nicole J. Best	Senior Vice President and Chief Financial Officer
Theodore D. Baszler	Vice President and Portfolio Manager
Michael DiStefano	Vice President
Jeanne Kolimaga	Vice President
Jeffrey J. Kohl	Vice President
Matthew J. Miner	Vice President
Adam J. Peck	Vice President
Michael D. Kops	Vice President
Katherine M. Jaworski	Vice President
Kevin A. Joy	Vice President
Catherine M. Stephenson	Vice President
Robert C. Sharpe	Vice President
Colin McWey	Vice President
Andrew W. Ballard	Vice President

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ANNEX 2
TRANSACTIONS

Trade Date	Reporting Person	Transaction Type[1]	Number of Shares	Price Per Share ($)
3/5/2014	Heartland	Buy	6,700	4.5150
3/5/2014	Heartland	Buy	39,355	4.5877
3/6/2014	Heartland	Buy	17,618	4.5792
3/7/2014	Heartland	Buy	39,029	4.5564
3/7/2014	Heartland	Buy	1,900	4.5580
3/10/2014	Heartland	Buy	3,525	4.5094
3/10/2014	Heartland	Buy	12,123	4.5089
3/11/2014	Heartland	Buy	3,350	4.2788
3/11/2014	Heartland	Buy	4,825	4.4694
3/11/2014	Heartland	Buy	3,358	4.1984
3/11/2014	Heartland	Buy	45,700	4.4015
3/11/2014	Heartland	Buy	350	4.4500
3/12/2014	Heartland	Buy	9,822	4.1395
3/13/2014	Heartland	Buy	26,901	4.1195
3/14/2014	Heartland	Buy	22,700	3.9703
3/17/2014	Heartland	Buy	22,219	3.9352
3/21/2014	Heartland	Buy	24,866	4.2379
3/21/2014	Heartland	Sell	18,810	4.2342
3/21/2014	Heartland	Buy	2,900	4.2687
3/24/2014	Heartland	Buy	250	4.0699
3/24/2014	Heartland	Buy	14,725	4.0991
3/24/2014	Heartland	Buy	2,300	4.1000
3/24/2014	Heartland	Buy	24,184	4.1330
3/24/2014	Heartland	Sell	21,400	4.1118
3/25/2014	Heartland	Buy	12,900	4.0104
3/25/2014	Heartland	Sell	19,354	4.0319
3/26/2014	Heartland	Buy	15,000	3.7740
3/26/2014	Heartland	Sell	13,805	3.9158
4/3/2014	Heartland	Sell	18,736	3.6811
4/11/2014	Heartland	Buy	7,390	3.6471
4/14/2014	Heartland	Buy	27,567	3.7357
4/15/2014	Heartland	Buy	50,358	3.6625
4/16/2014	Heartland	Buy	3,500	3.5786
4/16/2014	Heartland	Buy	20,000	3.6790
4/17/2014	Heartland	Buy	12,974	3.8123
4/21/2014	Heartland	Buy	4,134	3.8281
4/21/2014	Heartland	Buy	19,675	3.8555

__________________________

1    All trades were made in the open market.

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INDEX TO EXHIBITS

Exhibit	Description
1	Joint Filing Agreement, dated as of April 28, 2014, by and among Heartland Advisors, Inc., Mr. William J. Nasgovitz, Dr. Kenneth H. Shubin Stein, and Mr. Charles M. Gillman
2	Agreement, dated as of April 28, 2014, by and among Heartland Advisors, Inc., Mr. William J. Nasgovitz, Dr. Kenneth H. Shubin Stein, and Mr. Charles M. Gillman
3	Power of Attorney

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